Exhibit 4.1

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH, OR PURSUANT TO AN EXEMPTION FROM, THE REQUIREMENTS OF SUCH ACT OR SUCH LAWS.

NEUROONE MEDICAL TECHNOLOGIES CORPORATION

CONVERTIBLE PROMISSORY NOTE

Principal Amount: US $_______________	Date: _______________

NeuroOne Medical Technologies Corporation, a Delaware corporation (the “Company”), for value received, hereby promises to pay to ___________________ or his, her or its permitted assigns or successors (the “Holder”), the principal amount of $____________________ (the “Principal Amount”), without demand, on the Maturity Date (as hereinafter defined), together with any accrued and unpaid interest due thereon.

This Convertible Promissory Note (this “Note”) shall bear interest at a fixed rate of 13% per annum, beginning on the Issue Date, which interest amount may be increased pursuant to Section 6.4. Interest shall be computed based on a 360-day year of twelve 30-day months and shall be payable, along with the Principal Amount, on the Maturity Date. Except as set forth in Section 3.1, payment of all principal and interest due shall be in such coin or currency of the United States of America as shall be legal tender for the payment of public and private debts at the time of payment.

This Note is a convertible promissory note referred to in that certain Subscription Agreement dated as of _______________ (the “Subscription Agreement”), or series of like subscription agreements, among the Company and the subscribers named therein, pursuant to which the Company is seeking to raise an aggregate of up to $3,000,000 (or such higher amount as the Company’s Board of Directors shall determine). By acceptance hereof, the Holder acknowledges and agrees that this Note is one of a series of Convertible Promissory Notes of similar tenor issued by the Company (collectively, the “Related Notes”).

1. Definitions.

1.1 Definitions. The terms defined in this Section 1 whenever used in this Note shall have the respective meanings hereinafter specified.

“Applicable Laws” means any and all applicable foreign, federal, state and local statutes, laws, regulations, ordinances, policies, and rules or common law (whether now existing or hereafter enacted or promulgated), of any and all governmental authorities, agencies, departments, commissions, boards, courts, or instrumentalities of the United States, any state of the United States, any other nation, or any political subdivision of the United States, any state of the United States or any other nation, and all applicable judicial and administrative, regulatory or judicial decrees, judgments and orders, including common law rules and determinations.

“Change in Control” means a merger or consolidation of the Company with or into any other entity in which the stockholders of the Company immediately prior to the merger or consolidation do not own more than 50% of the outstanding voting power (assuming conversion of all convertible securities and the exercise of all outstanding options and warrants) of the surviving entity or the sale, lease, licensing, transfer or other disposition of all or substantially all the assets of the Company; provided, however, that any new issuance of capital stock of the Company to one or more third parties for the sole purpose of providing new funding for the Company or solely in connection with a public offering of the Company’s stock shall not constitute a Change in Control.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Common Stock Equivalents” means notes, debentures or shares of preferred stock of the Company that are convertible into Common Stock or warrants or other rights to purchase Common Stock upon exercise thereof.

“Conversion Shares” means the New Round Stock issued or issuable to the Holder upon a Conversion Date pursuant to Article 3.

“Conversion Date” shall have the meaning set forth in Section 3.1.

“Event of Default” shall have the meaning set forth in Section 6.1.

“Holder” or “Holders” means the person named above or any Person who shall thereafter become a recordholder of this Note in accordance with the terms hereof.

“Issue Date” means the issue date stated above.

“Maturity Date” shall mean the earlier of (i) the date that is six months following the final closing of the Related Notes, (ii) the date that is six months following July 31, 2020, and (iii) a Change in Control.

“New Round Stock” means, in the event of a Qualified Financing, the securities (or units of equity securities if more than one security are sold as a unit) issued by the Company in the closing on the date a Qualified Financing occurs.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization or any government, governmental department or agency or political subdivision thereof.

“Qualified Financing” means the next equity round of financing of the Company of Common Stock in a transaction or series of transactions that raises in excess of $5,000,000 gross proceeds.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Strategic Transaction” means any transaction entered into by and between the Company and any company (or an affiliate of any such company) that is included in the S&P 500 Health Care Index as published from time to time by S&P Dow Jones Indices LLC that includes an investment or upfront payments resulting in gross proceeds to the Company of least $2,000,000 upon the execution of such transaction or definitive agreement and provides for terms of collaboration, manufacturing, distribution, licensing or supply of the Company’s products.

“Warrants” means the warrants to purchase capital stock pursuant to Section 1.1 of the Subscription Agreement and Section 3.1(d) hereof, which shall be evidenced by the warrant agreement, the form of which is attached to the Subscription Agreement as Exhibit C.

2. GENERAL PROVISIONS.

2.1 Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid principal amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.1 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without their surrender.

2.2 Prepayment; Redemption. This Note may not be prepaid by the Company in whole or in part, except with the prior written consent of the Holder. This Note may not be redeemed by the Company in whole or in part, except with the prior written consent of the Holder.

3. CONVERSION OF NOTE.

3.1 Conversion.

(a) Optional Conversion Prior to a Qualified Financing. Subject to the applicable provisions of this Section 3.1, at any time prior to a Qualified Financing, at the sole election of the Holder, all or a portion of the outstanding principal and accrued and unpaid interest on this Note (the “Outstanding Balance”) may be converted into that number of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) equal to: (i) the Outstanding Balance elected by the Holder to be converted (the “Conversion Amount”) divided by (ii) an amount equal to 0.6 multiplied by the VWAP of the Common Stock for the ten (10) Trading Days immediately preceding the Conversion Date (as defined below).

(b) Automatic Conversion upon Qualified Financing. Subject to the applicable provisions of this Section 3.1, if a Qualified Financing occurs prior to the Maturity Date, without any action on the part of the Holder, all of the Outstanding Balance shall convert into that number of shares of New Round Stock equal to: (i) the Outstanding Balance divided by (ii) the lower of 0.6 multiplied by (A) the actual per share price of New Round Stock and (B) the VWAP of the Common Stock for the ten (10) Trading Days immediately preceding the date of the Qualified Financing.

(c) Automatic Conversion upon Strategic Transaction. Subject to the applicable provisions of this Section 3.1, if the Company first publicly announces a Strategic Transaction prior to the Maturity Date, without any action on the part of the Holder, on the first trading day following such announcement, all of the Outstanding Balance shall convert into that number of shares of Common Stock equal to: (i) the Outstanding Balance divided by (ii) the lower of 0.6 multiplied by (A) the VWAP of the Common Stock for the ten (10) Trading Days immediately preceding the announcement by the Company of a Strategic Transaction or (B) closing price of the Common Stock on the day preceding the first announcement by the Company of a Strategic Transaction. For the purpose of this Section 3.1(c), information shall be considered “publicly announced” if such information is publicly filed with the SEC or disseminated via any other method of public disclosure reasonably designed to provide broad, non-exclusionary distribution of the information to the public.

(d) Conversion Mechanics. To convert any Conversion Amount into New Round Stock or shares of the Common Stock (in either case, the “Conversion Shares”), the Holder shall by delivering to the Company at its principal office, or at such other office as the Company may designate (i) the notice of conversion attached as Exhibit A hereto (the “Notice of Conversion”), duly executed by the Holder and (ii) this Note (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction) (together, the “Conversion Materials”). As soon as practicable after the date that the Company receives the Conversion Materials, or a later date, if selected by the Holder in the Notice of Conversion (the “Conversion Date”), the Company, at its expense, shall cause to be issued in the name of and delivered to the Holder (x) written confirmation that the Conversion Shares have been issued in the name of the Holder, and (y) a new Note of like tenor representing the Outstanding Balance not converted by the Holder. The person or persons entitled to receive the shares of the Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of the Common Stock on the Conversion Date.

(e) Definitions. For the purposes of this Note the following defined terms shall have the following meanings: (i) “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (A) if the Common Stock is then listed or quoted on a Trading Market (other than the OTC Bulletin Board or OTC Markets, Inc.), the daily volume weighted average price of the Common Stock for such date (or the nearest preceding Trading Day) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (B) if the Common Stock is then quoted on the OTC Bulletin Board, the volume weighted average price of the Common Stock for such date (or the nearest preceding Trading Day) on the OTC Bulletin Board, (C) if the Common Stock is not then listed or quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported on OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (D) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company; (ii) “Trading Day” means a day on which the principal Trading Market is open for trading; and (iii) “Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing), the OTC Bulletin Board or OTC Markets, Inc.

(f) Warrants. On the issuance date of this Note, the Holder shall receive a Warrant granting the Holder the right to purchase up to a number of shares of Common Stock equal to (i) 0.5 multiplied by (ii) the Outstanding Balance divided by 1.87, with an exercise price per share equal to $1.87.

(g) Registration Rights. Promptly following the earlier of (i) the final closing the sale and issuance of the Related Notes, (ii) the final closing of a Qualified Financing, (iii) the Maturity Date or (iv) the occurrence of a Strategic Transaction (the “Registration Date”), the Company shall enter into a registration rights agreement with the Holder and the holders of outstanding Related Notes containing customary and usual terms pursuant to which the Company shall agree to prepare and file with the Securities and Exchange Commission a registration statement on or prior to the 90th calendar day following the Registration Date, covering the resale of any Conversion Shares, and shares of Common Stock underlying the Warrants (the “Registration Rights Agreement”). The Holder agrees to execute the Registration Rights Agreement as a condition to the Holder’s right to receive the registration rights set forth in the Registration Rights Agreement.

(h) Trading Market Regulation. Notwithstanding anything to the contrary, if on the Conversion Date the Common Stock is listed on a national securities exchange, the Holder may only convert an amount of the Outstanding Balance such that the total cumulative number of Conversion Shares and all shares issued upon the conversion of the Related Notes and the exercise of the Warrants and all warrants issued to holders of the Related Notes shall not exceed the requirements of Nasdaq Listing Rule 5635(d), except that such limitation shall not apply to the extent that the Company obtains the approval of its stockholders for such issuance.

3.2 Delivery of Securities Upon Conversion.

(a) Within ten (10) business days of the Company’s receipt of all the Conversion Agreements, the Company shall deliver or cause to be delivered to the Holder, written confirmation that the Conversion Shares have been issued in the name of the Holder.

(b) Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the Conversion Shares so issued upon such conversion shall be validly issued, fully paid and nonassessable.

3.3 Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon conversion of this Note. If any conversion of this Note would create a fractional share or a right to acquire a fractional share, the Company shall round to the nearest whole number.

4. STATUS; RESTRICTIONS ON TRANSFER.

4.1 Status of Note. This Note is a direct, general and unconditional obligation of the Company, and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. This Note does not confer upon the Holder any right to vote or to consent or to receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to conversion hereof into Conversion Shares.

4.2 Restrictions on Transferability. This Note and any Conversion Shares issued with respect to this Note, have not been registered under the Securities Act, or under any state securities or so-called “blue sky laws,” and may not be offered, sold, transferred, hypothecated or otherwise assigned except (a) pursuant to a registration statement with respect to such securities which is effective under the Act or (b) upon receipt from counsel satisfactory to the Company of an opinion, which opinion is satisfactory in form and substance to the Company, to the effect that such securities may be offered, sold, transferred, hypothecated or otherwise assigned (i) pursuant to an available exemption from registration under the Act and (ii) in accordance with all applicable state securities and so-called “blue sky laws.” If Holder has entered into the Registration Rights Agreement and the Company has not filed with the Securities and Exchange Commission a registration statement on or prior to the 90th calendar day following the Registration Date, covering the resale of any Conversion Shares, and shares of Common Stock underlying the Warrants, then such opinion will be provided at the expense of the Company. The Holder agrees to be bound by such restrictions on transfer. The Holder further consents that the certificates representing the Conversion Shares that may be issued with respect to this Note may bear a restrictive legend to such effect. In addition, this Note shall be subject to the restrictions on transfer set forth in Article III of the Subscription Agreement.

5. COVENANTS. In addition to the other covenants and agreements of the Company set forth in this Note, the Company covenants and agrees that so long as this Note shall be outstanding:

5.1 Payment of Note. The Company will punctually, according to the terms hereof, pay or cause to be paid all amounts due under this Note.

5.2 Notice of Default. If any one or more events occur which constitute or which, with the giving of notice or the lapse of time or both, would constitute an Event of Default or if the Holder shall demand payment or take any other action permitted upon the occurrence of any such Event of Default, the Company will forthwith give notice to the Holder, specifying the nature and status of the Event of Default or other event or of such demand or action, as the case may be.

5.3 Compliance with Laws. The Company will comply in all material respects with all Applicable Laws, except where the necessity of compliance therewith is contested in good faith by appropriate proceedings.

5.4 Use of Proceeds. The Company shall use the proceeds of this Note for general working capital.

6. REMEDIES.

6.1 Events of Default. “Event of Default” wherever used herein means any one of the following events:

(a) The Company shall fail to issue and deliver the Conversion Shares in accordance with Section 3;

(b) Default in the due and punctual payment of the principal of, or any other amount owing in respect of (including interest), this Note when and as the same shall become due and payable;

(c) Default in the performance or observance of any covenant or agreement of the Company in this Note (other than a covenant or agreement a default in the performance of which is specifically provided for elsewhere in this Section 6.1), and the continuance of such default for a period of ten (10) days after there has been given to the Company by the Holder a written notice specifying such default and requiring it to be remedied;

(d) The entry of a decree or order by a court having jurisdiction adjudging the Company as bankrupt or insolvent; or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Federal Bankruptcy Code or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 calendar days;

(e) The institution by the Company of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors;

(f) The Company seeks the appointment of a statutory manager or proposes in writing or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or any group or class thereof or files a petition for suspension of payments or other relief of debtors or a moratorium or statutory management is agreed or declared in respect of or affecting all or any material part of the indebtedness of the Company; or

(g) It becomes unlawful for the Company to perform or comply with its obligations under this Note.

6.2 Effects of Default. If an Event of Default occurs and is continuing, then and in every such case the holders of Related Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Related Notes (the “Requisite Holders”) may declare the Related Notes to be due and payable immediately, by a notice in writing to the Company, and upon any such declaration, the Company shall pay to the holders the outstanding principal amount of the Related Notes plus all accrued and unpaid interest through the date the Related Notes are paid in full.

6.3 Remedies Not Waived; Exercise of Remedies. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder. No failure or delay by the Holder in exercising any right, power or privilege under this Note shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law. By acceptance hereof, the Holder acknowledges and agrees that upon the occurrence and during the continuance of any Event of Default, the Requisite Holders shall have the right to act on behalf of the holders of all Related Notes in exercising and enforcing all rights and remedies available to all of such holders under the Related Notes, including, without limitation, foreclosure of any judgment lien on any assets of the Company. By acceptance hereof, the Holder agrees not to independently exercise any such right or remedy without the consent of the Requisite Holders.

6.4 Default Interest Rate. Unless otherwise waived by the Requisite Holders, commencing fifteen (15) trading days after the occurrence of any Event of Default that results in the eventual acceleration of the Notes (as accelerated by the Requisite Holders) (the “Default Interest Start Date”), the interest rate of the Note shall increase to the lower of (i) 20% and (ii) the maximum interest rate allowable under local usury laws (the “Default Interest Rate”). If the Default Interest Rate is below 20%, then at the time that the Company makes a payment to the Holder for interest accrued at the Default Interest Rate following the Default Interest Start Date (the “Default Interest Amount”) or if any amount of the Default Interest Amount is converted into shares of Common Stock pursuant to Section 3.1, the Company will issue to Holder an additional Warrant granting the Holder the right to purchase up to a number of shares of Common Stock equal to (x) the difference between the Default Interest Amount and the amount of interest that would have accrued at an interest rate of 20%, divided by (y) 1.87, with an exercise price per share equal to $1.87.

7. MISCELLANEOUS.

7.1 Severability. If any provision of this Note shall be held to be invalid or unenforceable, in whole or in part, neither the validity nor the enforceability of the remainder hereof shall in any way be affected.

7.2 Notice. Where this Note provides for notice of any event, such notice shall be given (unless otherwise herein expressly provided) in writing and either (a) delivered personally, (b) sent by certified, registered or express mail, postage prepaid or (c) sent by electronic transmission, and shall be deemed given when so delivered personally, sent by electronic transmission or mailed. Notices shall be addressed, if to Holder, to its address or e-mail address as provided in the Subscription Agreement or, if to the Company, to its principal office.

7.3 Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to any conflicts or choice of law provisions that would cause the application of the domestic substantive laws of any other jurisdiction).

7.4 Forum. The Holder and the Company hereby agree that any dispute which may arise out of or in connection with this Note shall be adjudicated before a court of competent jurisdiction in the State of Minnesota and they hereby submit to the exclusive jurisdiction of the courts of the State of Minnesota, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, with respect to any action or legal proceeding commenced by either of them and hereby irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum.

7.5 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

7.6 Amendments. This Note may be amended or waived only with the written consent of the Company and the Requisite Holders. Any such amendment or waiver shall be binding on all holders of the Notes, even if they do not execute such consent, amendment or waiver.

7.7 No Recourse Against Others. The obligations of the Company under this Note are solely obligations of the Company and no officer, employee or stockholder shall be liable for any failure by the Company to pay amounts on this Note when due or perform any other obligation.

7.8 Assignment; Binding Effect. This Note may be assigned by the Company without the prior written consent of the Holder. This Note shall be binding upon and inure to the benefit of both parties hereto and their respective permitted successors and assigns.

In Witness Whereof, the Company has caused this Note to be signed by its duly authorized officer on the date hereinabove written.

NeuroOne Medical Technologies Corporation

By:
Name:	David A. Rosa
Title:	Chief Executive Officer and President